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FORM U-6B-2

SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.

                 FORM U-6B-2                  File No. 70-7627

          Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Maine Yankee Atomic Power Company

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities*  See Exhibit 1.

2.   Issue, renewal or guaranty:  See Exhibit 1.

3.   Principal amount of each security.  See Exhibit 1.

4.   Rate of interest per annum of each security.  See Exhibit 1.

5.   Date of issue, renewal or guaranty of each security.  See Exhibit 1.

6.   If renewal of security, give date of original issue.  See Exhibit 1.

7.   Date of maturity of each security.  See Exhibit 1.

8. Name of the person to whom each security was issued, renewed or guaranteed. See Exhibit 1.

9.   Collateral given with each security, if any.  See Exhibit 1.

10.  Consideration received for each security.  See Exhibit 1.

11.  Application of proceeds of each security.  See Exhibit 1.
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12.  Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

a.   the provisions contained in the first sentence of Section
6(b),

b.   the provisions contained in the fourth sentence of Section
6(b),

c. the provisions contained in any rule of the Commission other than Rule U-48. X Rule 52.

(If reporting for more than one security insert the identifying symbol after applicable statement.)

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of
Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b). Not Applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which security or securities herein described have been issued. Not Applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed. Rule 52.

                             Maine Yankee Atomic Power Company


                         By   Patrick s. Lydon
                              Patrick S. Lydon, V.P. Finance & Administration
Date: October 5, 1995
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